MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476
(Incorporated in Western Australia)

Level 5, 178 St George's Terrace, Perth, Western Australia, 6000
P.O. Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311
Facsimile: (61 8) 9322 4607
Email: burgess@global.net.au
Website: www.mountburgess.com

Ref: L3138


02002995

6 November 2001

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

EXEMPTION NUMBER 812-1235

30 September Quarterly Report
12 October Telfer Project-Chicken Ranch

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
14 November 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir

TELFER PROJECT
Tim's Dome Prospect
(Mount Burgess Mining N.L. 100%)

During September/October reverse circulation (RC) drilling was carried out at the Tim's Dome prospect (100% MTB) to establish the orientation of previously identified gold mineralisation in a potentially steep west dipping broad structural corridor. This structural corridor runs parallel to the fold axis of the dome and has a strike length in excess of 3 kilometres.

Detailed structural mapping recently completed by the Company at Tim's Dome to test a previously unrecognised geological concept has revealed the presence of numerous, potentially mineralised cross-cutting structures, that could add a significant new dimension to the known mineralised corridor. These structures, which strike almost at right angles to the fold axis and therefore parallel previously drilled traverses, probably dilate about the fold axis, possibly producing a ladder network of mineralised tensional quartz veins.

Significant results have been returned from recently completed RC drillholes oriented at right angles to previous drill traverses. The drillholes were designed to test the gold potential of cross-cutting quartz veins within the mineralised corridor. Each of the drillholes intersected anomalous gold mineralisation in zones of thick (up to 15m true width) quartz stock work veining with 6 of the 10 drillholes returning values in excess of 1 g/t Au. The holes have tested only 250m of the 3 km long mineralised structural corridor.

Best results (intersections in excess of 1 g/t Au, analysis by aqua regia/ICP-MS finish, 1 ppb detection limit) include:

Hole ID	Northing (Local)	Easting (Local)	Orientation (dip/bearing)	Width (m)	From (m)	To (m)	Au g/t
TDAC001	27,479	6,445	-60°/360°	**12**	37	49	**1.58**
TDRC059	27,660	6,425	-60°/360°	**12**	49	61	**1.28 eoh***
			Including	**6**	55	61	**1.36 eoh***
TDRC061	27,580	6,425	-60°/360°	**7**	58	65	**4.44 eoh***
			Including	**2**	59	61	**11.83**
TDRC063	27635	6425	-60°/360°	1	19	20	**10.46**
				2	46	48	**2.62**

* end of hole

The zones of mineralisation are hosted by quartz veins in highly fractured/ weathered, fine grained sandstones and siltstones causing extremely difficult drilling conditions. Consequently holes TDRC059 and TDRC061 were terminated in mineralisation. Additional drilling will be undertaken to determine the complete width of mineralisation.

Yours faithfully



Jeffrey Moore
Director

Information in this report pertaining to the exploration results from the above project have been approved for release by Mr. J J Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6343

16 November 2001

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

Resolution 1 Annual Report

Approval was granted unanimously to adopt the Annual Report of the Company for the year ended 30 June 2001.

For	Against	Abstain
33,335,159	0	0

Resolution 2 Rotation/ Re-election of Directors – Jeffrey John Moore

Approval was granted unanimously to re-elect Mr Jeffrey John Moore, who retires from office of director by rotation, and being eligible offers himself for re-election in accordance with the Company's Constitution, as a director.

For	Against	Abstain
33,335,159	0	0

Yours faithfully,



Jan Forrester
Company Secretary